UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CONCORD MILESTONE PLUS, L.P.
(Name of Subject Company)

CONCORD MILESTONE PLUS, L.P.
(Names of Persons Filing Statement)

Units consisting of one Class A Interest (which represents an assignment of one
Class A Limited Partnership Interest held by CMP Beneficial Corp.) and one
Class B Interest (which represents an assignment of one Class B Limited Partnership Interest held by CMP Beneficial Corp.)

(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Leonard S. Mandor
c/o Concord Milestone Plus, L.P.
200 Congress Park Drive, Suite 205
Delray Beach, Florida 33445
(561)394-9260

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a) Name and Address

The name of the subject company is Concord Milestone Plus, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive office of the Partnership is 200 Congress Park Drive, Suite 205, Delray Beach, Florida 33445, and its telephone number is (561)394-9260.

(b) Securities

The subject classes of securities are: (a) Class A Interests ("Class A Interests"), each of which represents an assignment of one Class A Limited Partnership Interest in the Partnership by CMP Beneficial Corp., and (b) Class B Interests ("Class B Interests"), each of which represents an assignment of one Class B Limited Partnership Interest in the Partnership by CMP Beneficial Corp. As of October 13, 2005, there were 1,518,800 Class A Interests and 2,111,072 Class B Interests outstanding. The subject tender offer is to purchase units (each, an "Equity Unit"), each of which consists of one Class A Interest and one Class B Interest. According to the subject tender offer, neither Class A Interests nor Class B Interests will be purchased individually.

Item 2.    Identity and Background of Filing Person.

(a) Name and Address

The Partnership is the filing person, and its name and address are set forth in Item 1 above.

(b) Tender Offer

On October 13, 2005, Sutter Opportunity Fund 3, LLC, Sutter Opportunity Fund 3 Tax Exempt, LLC, MPF-NY 2005, LLC, MPF Dewaay Premier Fund 2, LLC, MPF Flagship Fund 10, LLC, MP Value Fund 8, LLC, MP Falcon Fund, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Patterson Special Fund 7, LLC, MacKenzie Patterson Special Fund 6, LLC, MPF Dewaay Fund 3, LLC, MPF Dewaay Fund 4, LLC, MPF Dewaay Premier Fund, LLC, MP Income Fund 16, LLC, MPF Income Fund 21, LLC, MPF Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF Flagship Fund 9, LLC, MPF Flagship Fund 11, LLC, MP Value Fund 7, LLC, MP Value Fund 5, LLC, MP Falcon Growth Fund 2, LLC, and MacKenzie Patterson Fuller, Inc. (collectively, the "Purchasers") disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on October 13, 2005 an offer (the "Tender Offer") to purchase any and/or all of the outstanding Equity Units for a purchase price of $4.00 per Equity Unit. The address of each of the Purchasers is c/o MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94563, and its business telephone number is (925)631-9100.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

The Partnership and Milestone Property Management, Inc. (formerly known as Concord Assets Management, Inc.) ("MPMI"), are parties to a management agreement pursuant to which MPMI provides property management services to the Partnership. MPMI is an affiliate of the Partnership's general partner, CM Plus Corporation (the "General Partner"). The Partnership paid or accrued $117,181.19 during the first three fiscal quarters of the fiscal year ending December 31, 2005 to MPMI for property management fees incurred during the fiscal year. The Partnership paid or accrued $149,372 and $137,870 during the fiscal years ended December 31, 2004 and December 31, 2003, respectively, to MPMI for property management fees incurred during those fiscal years. Pursuant to the management agreement between the Partnership and MPMI, property management fees are equal to a percentage of gross revenues not to exceed 5 percent for multiple tenant properties for which MPMI performs leasing services, 3 percent for multiple tenant properties for which MPMI does not perform leasing services and 1 percent for single tenant properties. The management fees are 3 percent for the Partnership's shopping center in Searcy, Arkansas, 4 percent for the Partnership's shopping center in Valencia, California (the "Valencia Property"), and 5 percent for the Partnership's shopping center in Green Valley, Arizona (the "Green Valley Property", and each a "Property"). The management fee for any Property may not exceed competitive fees for comparable services reasonably available to the Partnership in the same geographic area as the property in question.

Milestone Properties, Inc. ("MPI"), the parent of the General Partner, provides certain administrative services to the Partnership pursuant to an administrative services agreement between MPI and the Partnership. Pursuant to that agreement, the Partnership reimburses MPI for administrative services provided to the Partnership, such as payroll, accounting, investor services and supplies. The Partnership paid or accrued $59,267.91 during the first three fiscal quarters of the fiscal year ending December 31, 2005 to MPI for administrative services rendered to the Partnership during the fiscal year. The Partnership paid or accrued $72,319 and $70,555 during the fiscal years ended December 31, 2004 and December 31, 2003, respectively, to MPI for administrative services rendered to the Partnership in those fiscal years. In March 2005 the General Partner and MPI entered into a new administrative services agreement to continue the provision of administrative services by MPI to the Partnership on substantially the same terms as previously agreed.

There are no agreements, arrangements or understandings, or to the Partnership's knowledge, any actual or potential conflicts of interest, between the Partnership and its affiliates, on the one hand, and the Purchasers or their executive officers, directors or affiliates, on the other. To the best of the General Partner's knowledge, certain of the Purchasers currently hold 37,894 Equity Units, acquired pursuant to a tender offer for Equity Units effective as of July 1, 2005.

Item 4.    The Solicitation or Recommendation.

(a) Recommendation of the Partnership.

The Partnership is expressing no opinion as to whether the holders of Class A Interests and Class B Interests should accept or reject the Tender Offer, and is remaining neutral as to the Tender Offer.

(b) Reasons.

The Partnership and the General Partner have decided to remain neutral as to whether the holders of the Class A Interests and Class B Interests accept or reject the Tender Offer. Based on available information, for the following reasons neither the Partnership nor the General Partner is in a position to recommend that the holders of the Class A and Class B Interests accept or reject the Tender Offer:

•	Even though the Partnership and the General Partner believe that the $4.00 per Equity Unit price being offered by the Purchasers is lower than the amount that the holders of the Class A and Class B Interests would receive upon a sale of all of the Partnership's assets and a liquidation of the Partnership, such price is above the range of prices that Equity Units have traded for during the past 12 months and there is no assurance how much money the holder of an Equity Unit will realize in the future from the sale, financing or operation of the Partnership's assets, or when any such amounts would be realized and distributed by the Partnership. Thus, an interest holder seeking to sell its Class A and Class B Interests soon might find it more desirable to sell to the Purchasers pursuant to the Tender Offer than to sell such interests through other means.

•	Neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets and the General Partner has no intention of using Partnership funds to obtain appraisals or other expert opinions as to the current valuation of the Partnership's assets.

•	Except to the extent that certain members of the Purchasers completed a tender offer for Equity Units in June 2005 and are currently Equity Unit holders, the Partnership has no prior relationship with or knowledge of the Purchasers and, therefore, it has no basis on which to assess whether the Purchasers would, if they do ultimately acquire a substantial percentage of the outstanding Class A Interests and Class B Interests, exercise their voting rights in a manner which will be beneficial or harmful to the Partnership.

In making a decision whether to sell to the Purchasers, interest holders should consider the information set forth below.

The Purchasers are offering $4.00 for each Equity Unit. The Purchasers have disclosed to the holders of interests in the Partnership that the Purchasers have estimated the per-unit net asset value, or liquidation value, of the Partnership to be at least $6.38 per Equity Unit based on various assumptions made by the Purchasers as to the value of the Partnership's assets. Neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets and the General Partner has no intention of using Partnership funds to obtain appraisals or other expert opinions as to the current valuation of the Partnership's assets. The General Partner and the Partnership have examined the methodology employed by the Purchasers in its determination of net asset value per Equity Unit, including the Purchasers' qualifying language, and do not find such methodology to be deficient. However, the actual per-unit net asset value of the Partnership at any time depends on a number of factors, including what a third party would actually be willing to pay for the Partnership's assets at such time, and what costs would be incurred by the Partnership in connection with any such sale. Although the General Partner and the Partnership do not have sufficient information available to them to accurately estimate the liquidation value of the Partnership on a per Equity Unit basis due to the factors mentioned above, they agree with the Purchasers' conclusion that the current net asset value per Equity Unit exceeds the $4.00 currently being offered by the Purchasers for the Equity Units.

In the Tender Offer, the Purchasers stated that the Equity Units traded at $2.25 per Equity Unit during May and June 2005. The General Partner and the Partnership note that there have been 76 trades involving 85,399 Equity Units since December 31, 2004, ranging between $0.75 per Equity Unit and $2.50 per Equity Unity, including 37,894 Equity Units purchased by certain of the Purchasers at a price of $2.50 pursuant to a tender offer for Equity Units effective as of July 1, 2005.

The Partnership is not currently involved in any active negotiations for the sale of any of its Properties. A third party sent the Partnership an unsolicited letter on March 29, 2005, expressing its interest in purchasing the Green Valley Property. On August 15, 2005, such party sent the Partnership an offer to purchase the Green Valley Property at a price which the General Partner considers inadequate. The Partnership has not made a counter-offer and is not actively negotiating with that party at this time.

Albertson's, the principal anchor tenant at the Valencia Property, vacated its space at the Valencia Property in July, 2005. The Partnership is currently in negotiations with another food market to lease the vacated space, but there is no assurance that such negotiations will be successful. Many of the tenants at the Valencia Property have short term leases. It is not possible to determine the long-term effects of the vacancy of the Albertson's space or of the occupancy of such space by a new anchor tenant, once a new one is obtained. In the short term, however, the vacancy of the Albertson's space could have a material adverse effect on the results of operations at the Valencia Property by impairing the Partnership's ability to retain other tenants or to renew their leases on favorable terms, by reducing traffic at the Valencia Property and negatively affecting percentage rents. In addition, the Partnership will incur expenses in leasing the Albertson's space to a new tenant and cannot predict how soon such space will be leased and the terms of such new lease.

There is no assurance how much money on a per Equity Unit basis the Partnership would realize in the future from the sale, financing or operation of the Partnership's assets, or when any such amounts would be realized and distributed to the holders of interests in the Partnership. Accordingly, some interest holders may find it attractive to sell their Equity Units to the Purchasers at the offered price and obtain immediate liquidity at a fixed price, while others may prefer to continue to hold their interests in the Partnership in the hopes of realizing a greater return at some indefinite time in the future.

The General Partner has resolved to make a cash distribution equal to $0.0326 per Class A Interest to be paid to the holders of Class A Interests as of September 30, 2005 in November, 2005. Pursuant to the terms of the Tender Offer, the $4.00 per Equity Unit offered by the Purchasers will be reduced by the amount of such distribution.

If any person or group controlled a majority of the outstanding Class A Interests and a majority of the outstanding Class B Interests (interests owned by the General Partner and certain affiliates of the General Partner who are not individuals are not deemed outstanding for this purpose), such person or group would be able to direct the vote of a majority in interest of the Limited Partners of the Partnership. Under Section 11.2 of the Partnership Agreement, a majority in interest of the Limited Partners may do any of the following without the concurrence of the General Partner:

•	amend the Partnership Agreement, except that no such amendment shall (x) be effective to change the obligations or rights of any partner or interest holder as to capital, allocations or distributions without such partner's or interest holder's consent (other than certain modifications which the General Partner determines are prudent to comply with federal income tax regulations), (y) in any manner allow Limited Partners or interest holders to take part in the control of the Partnership's business, or (z) alter certain rights, powers, duties or interests of the General Partner without the General Partner's consent;

•	dissolve the Partnership;

•	remove the General Partner and elect a replacement therefor; and

•	approve or disapprove the sale of all or substantially all of the assets of the Partnership.

In addition, a majority in interest of the Limited Partners may, under other provisions of the Partnership Agreement, grant or deny consent to the General Partner to designate one or more persons to be an additional general partner, and appoint a new General Partner in the event of the withdrawal of a General Partner in violation of the Partnership Agreement.

If one person or group were to acquire a majority of the Class A Interests and a majority of the Class B Interests, the holders of the minority of Class A Interests and Class B Interests that remain outstanding and not held by such person or group would continue to have the same economic and other rights as before, however, they would not have the voting power to block any of the actions which could be taken by a majority in interest of the Limited Partners as described above.

Except to the extent that certain members of the Purchasers completed a tender offer for Equity Units in June 2005 and are currently Equity Unit holders, the Partnership has no prior relationship with or knowledge of the Purchasers and, therefore, it has no basis on which to assess whether the Purchasers would, if they do ultimately acquire a majority of the outstanding Class A Interests and Class B Interests, exercise their voting rights in a manner which will be beneficial or harmful to the Partnership.

(c) Intent to Tender.

To the knowledge of the Partnership, after reasonable inquiry, neither the General Partner nor any affiliates, executive officers or directors of the General Partner or the Partnership currently intends to tender any interests in the Partnership owned or held by such person.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

Neither the Partnership nor anyone acting on its behalf have employed, retained or compensated any person to make solicitations or recommendations in connection with the Tender Offer.

Item 6.    Interest in Securities of the Subject Company.

Neither the Partnership, the General Partner nor any of their officers, directors, affiliates or subsidiaries has engaged in any transaction in Class A Interests or Class B Interests during the past 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals.

The Partnership is not undertaking or engaged in any negotiations in response to the Tender Offer.

Item 8.    Additional Information.

The Purchasers have offered to purchase any and all outstanding Equity Units, which would include all 1,518,800 of the outstanding Class A Interests and up to 1,518,800 of the 2,111,072

outstanding Class B Interests, to the extent not already owned by the Purchasers. In addition, the Purchasers have stated that they do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Equity Units.

Article XIII of the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of August 1, 1987, as amended (the "Partnership Agreement"), imposes certain limitations on the number of Equity Units which may be transferred to the Purchasers. Under Section 13.5 of the Partnership Agreement, an interest in the Partnership may not be transferred or assigned at any time, if, among other things, as a result of prior assignments or transfers of interests in the Partnership within a period of 12 consecutive months prior thereto, such transfer or assignment might, in the opinion of counsel for the Partnership, result in the termination of the Partnership for purposes of Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"). Under Section 708 of the Code, the Partnership will be terminated for federal income tax purposes if, within any consecutive 12 month period 50% or more of the interest in capital and profits of the Partnership are transferred or assigned.

Section 13.5 authorizes the General Partner, in its sole discretion, to impose on assignments and transfers of interests in the Partnership or any class or type of such interests any restrictions which it deems appropriate to prevent the termination of the Partnership for federal income tax purposes or its treatment as an association taxable as a corporation for federal income tax purposes or to prevent the Partnership from suffering any other material adverse consequence, and also authorizes the General Partner to amend the Partnership Agreement, without the consent of the Limited Partners or interest holders, to give effect to any such restrictions.

Moreover, Section 13.5 of the Partnership Agreement expressly authorizes the General Partner to suspend assignments or transfers of interests in the Partnership of either class if within 12 months preceding such suspension at least 45% of the interests of that class have been assigned or transferred. In the event of any such suspension, the General Partner would notify the holders of interests in the Partnership and any deferred sales, assignments or transfers would be made (in chronological order, to the extent possible) as of the first day of any month following the lifting of the suspension on assignments and transfers, except to the extent that they would result in a termination of the Partnership for federal income tax purposes.

In order to ensure that there is no termination of the Partnership for federal income tax purposes, it is the General Partner's intent that it will exercise its authority under Section 13.5 of the Partnership Agreement to suspend assignments or transfers of interests in the Partnership of either class if within 12 months preceding such suspension at least 45% of the interests of that class shall have been assigned or transferred. Accordingly, the aggregate number of Class A Interests or Class B Interests which may be transferred pursuant to the Purchasers' tender offer may not, when added to transfers of interests of that class during the preceding 12 months, exceed 45% of the outstanding interests of that class. As of November 8, 2005, 95,639 Class A Interests (representing approximately 6.3% of the Class A Interests) and 95,639 Class B Interests (representing approximately 4.5% of the Class B Interests) had been transferred during the preceding 12 months. Under the terms of the Partnership Agreement, the limitations on the transfers of interests in the Partnership in Section 13.5 of the Partnership Agreement may not be waived. However, a majority in interest of the Limited Partners may be able to amend the Partnership Agreement to either remove the limitations on transfer or provide for a waiver of those limitations.

Section 13.3 of the Partnership Agreement requires the surrender to the Partnership or its transfer agent of Certificates of Beneficial Interest representing the Class A Interests and Class B Interests to be transferred duly endorsed and with signature guaranteed. No transfers of interests in the Partnership will be recognized by the Partnership unless duly endorsed certificates are delivered with the necessary signature guarantees. Additionally, pursuant to Section 13.3 of the Partnership Agreement, the General Partner has established procedures to effect transfers of both Class A and Class B Interests. Such procedures include, where applicable, but are not limited to, the parties to the transfer providing the Partnership with properly completed Assignment Forms for Class A Interests and for Class B Interests; an original death certificate and Letters of Administration and/or

Testamentary dated by the appropriate Court within the prior six months (in the case of a transfer by an estate); a Certified Copy of any Trust Agreement; an Affidavit of Domicile; the approval from the State of California, Department of Corporations for consent to transfer securities pursuant to Section 25151 for transfer from one California resident to another; and a transfer fee currently equal to $35.00 per transaction.

Item 9.    Exhibits.

Exhibit 99(a)(2)(i)	Transmittal Letter from the Partnership dated November 9, 2005

Exhibit 99(e)(1)	Property Management Agreement, by and between the Partnership and Concord Assets Management, Inc., dated as of August 20, 1987, as amended January 22, 1988 and April 1988*

Exhibit 99(e)(2)	Administrative Services Agreement, by and between the Partnership and Milestone Properties, Inc., dated as of March 1, 2005*

*   Incorporated by reference from the Company's Schedule 14D-9 filed with the SEC on May 10, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Leonard S. Mandor

(Signature)

Leonard S. Mandor, President

(Name and title)

November 9, 2005

(Date)